 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

MUSTANG ALLIANCES, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

628187106
 (CUSIP Number)

410 Park Avenue, 15th Floor
New York, New York 10022
Telephone: (888) 251-3422
Facsimile: (516) 887-8250
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December  24, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 628187106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Zegal & Ross Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
    Delaware

Number of	7. Sole Voting Power
Shares Beneficially	1,250,000

Owned By Each	8. Shared Voting Power
Reporting	-0-

Person	9. Sole Dispositive Power
1,250,000

10. Shared Dispositive Powe
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,250,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
9.33% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
      OO

* Based 13,400,000 shares of the Issuer’s common stock outstanding as of December 24, 2010

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Item 1. Security and Issuer

This statement relates to the common stock $0.0001 par value, of Mustang Alliances, Inc., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are currently located at 410 Park Avenue, 15th Floor New York, New York 10022.

Item 2. Identity and Background

(a) The name of the person filing this statement: Zegal & Ross Capital LLC (the "Reporting Person").

(b)  The business address of the Reporting Person is financial consulting.

(c)  The principal business of the Reporting Person is 25 Robert Pitt Drive, Suite 204, Monsey NY 10952.  The name, principal business, and address of the organization in which such business is conducted are as follows: Zegal & Ross Capital LLC, 25 Robert Pitt Drive, Suite 204, Monsey, NY 10952. Mark Segal is a member of the Reporting Person

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a limited liability company organized under the laws of the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price of $1,500 paid by the Reporting Person to Leonard Sternheim for the purchase of an aggregate of 1,250,000 shares of common stock of the Issuer on December 24, 2010, was made from the Reporting Person’s working capital funds.

Item 4. Purpose of Transaction

Pursuant to a Stock Purchase Agreement, dated December 28, 2010, by and among the Reporting Person, Leonard Sternheim (the “Purchase Agreement”), the Reporting Person purchased 1,250,000 shares of the common stock of the Issuer.  As a result of such transaction, the Reporting Person acquired an interest of 9.33% of the issued and outstanding share capital of the Issuer.  Such purchase was made for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 13,400,000 issued and outstanding shares of common stock.  The Reporting Person owns 1,250,000 shares (representing 9.33%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

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(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement dated December 24, 2010, by and among Leonard Sternheim and Zegal & Ross Capital LLC, a copy of which is attached hereto.

Item 7. Material to Be Filed as Exhibits

Stock Purchase Agreement dated December 24, 2010, by and among Leonard Sternheim and Zegal & Ross Capital LLC, a copy of which is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2010

By: /s/ Leonard Sternheim
Name: Leonard Sternheim

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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